UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Magna International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Subordinate Voting Shares
(Title of Class of Securities)

559222401
(CUSIP Number of Class of Securities)


J. Brian Colburn
Executive Vice President and Secretary
Magna International Inc.
337 Magna Drive
Aurora, ON L4G 7K1
(905) 726-2462

WITH A COPY TO:
Scott M. Freeman
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*
$1,536,600,000

Amount Of Filing Fee
$47,173.62

*For the purpose of calculating the filing fee only, this amount is based on the purchase of $1,536,600,000 in value of Class A Subordinate Voting Shares of Magna International Inc.

[X]	Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $47,173.62

	Form or Registration No.: Schedule TO.  File No. 005-43799

	Filing Party: Magna International Inc.

	Date Filed:  August 14, 2007

[ ]	Check the box if the filing relates solely to preliminary communica-
tions made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



INTRODUCTORY STATEMENT

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on August 14, 2007, as amended by Amendment filed with the SEC on August 15, 2007 (the "Schedule TO"), and relates to the offer by Magna International Inc., a corporation existing under the laws of Province of Ontario, Canada (the "Company"), to purchase up to $1,536,600,000 in value of its Class A Subordinate Voting Shares, or such lesser number of shares as are properly tendered and not properly withdrawn, from its shareholders.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

On August 21, 2007, the Company issued a press release announcing its intention to commence a normal course issuer bid no earlier than ten business days after the expiry of the Offer. A copy of that press release is attached to this Schedule TO as Exhibit (a)(5)(iv) and is incorporated herein by this reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

(a)(5)(iv) 		Press Release, dated August 21, 2007.
and by renumbering the Press Releases listed as exhibit (a)(5) as follows:

(a)(5)(i)   	Press Release dated May 10, 2007.(1)
(a)(5)(ii)    	Press Release dated July 25, 2007.(2)
(a)(5)(iii)	Press Release dated August 11, 2007.(3)

(1) Incorporated by reference to the Schedule TO filed by the Company on May 10, 2007.
(2) Incorporated by reference to the Schedule TO filed by the Company on July 26, 2007.
(3) Incorporated by reference to the Schedule TO filed by the Company on August 13, 2007.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.


EXHIBIT INDEX
Exhibit
Number            Description

(a)(1)(i)         Offer to Purchase dated August 13, 2007. (1)
(a)(1)(ii)        Letter of Transmittal. (1)
(a)(1)(iii)       Notice of Guaranteed Delivery. (1)
(a)(2)            Not Applicable.
(a)(3)            Not Applicable.
(a)(4)            Not Applicable.
(a)(5)(i)         Press Release dated May 10, 2007.(2)
(a)(5)(ii)        Press Release dated July 25, 2007.(3)
(a)(5)(iii)       Press Release dated August 11, 2007.(4)
(a)(5)(iv)        Press Release dated August 21, 2007.
(b)               Not Applicable.
(d)               Not Applicable.
(g)               Not Applicable.
(h)               Not Applicable.

(1)	Incorporated by reference to the Schedule TO filed by the Company on August 14, 2007.
(2)	Incorporated by reference to the Schedule TO filed by the Company on May 10, 2007.
(3) 	Incorporated by reference to the Schedule TO filed by the Company on July 26, 2007.
(4) 	Incorporated by reference to the Schedule TO filed by the Company on August 13, 2007.



SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNA INTERNATIONAL INC.
By:	/s/ J. Brian Colburn
	J. Brian Colburn
	Executive Vice-President and Secretary

Date: August 21, 2007